Exhibit 99.1

News Release
Suite 1000, 205 Ninth Ave. S.E.
Calgary, Alberta T2G 0R3
Website: www.fording.ca
For Immediate Release
FORDING PROVIDES NOTICE OF RELEASE OF 2008 SECOND QUARTER
FINANCIAL RESULTS AND CONFERENCE CALL
CALGARY, June 30, 2008 — Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) will release its 2008 second quarter financial results on Wednesday, July 23, 2008 following the close of markets.
Boyd Payne, President of Fording Canadian Coal Trust, will host a conference call with analysts to discuss the results on Thursday, July 24, 2008 at 7:30 a.m. MDT, 9:30 a.m. EST. Individual investors and the media are invited to participate in a listen-only mode.
To participate in the conference call, please dial 1-866-898-9626 or 416-340-2216 approximately 10 minutes prior to the call. An archived recording of the call will be available shortly after the completion of the call through Friday, July 25, 2008 by dialling 1-800-408-3053 or 416-695-5800 and entering passcode 3265562#.
A live and archived audio Webcast / Podcast of the conference call will also be available on Fording’s website at www.fording.ca.
About Fording
Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. Elk Valley Coal Partnership is the world’s second largest exporter of seaborne metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:
Najda Dupanovic
Coordinator, Investor Relations
403-260-9892
Email: investors@fording.ca
Website: www.fording.ca